ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“US” or “U.S.”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to May 12, 2010 (the “Report Date”) and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2010, which have been prepared in accordance with Canadian generally accepted accounting principles. Effective July 1, 2009, the Company changed its reporting currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). See Changes in Accounting Policies for additional information. All amounts are in USDs unless otherwise noted. Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2009 and 2008, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.edgar.com.

Highlights:

•	Revenue from gold sales for the first quarter was $6.1 million, based on the sale of 5,465 ounces at an average price of $1,106 per ounce.
•
Mine production at Briggs exceeded plan for the quarter. Gold mined totaled 9,647 ounces, which was 25 percent above plan and gold contained in ores placed on the leach pad exceeded plan by 34 percent.

•	Gold doré production was 6,031 ounces, which was six percent below plan due to timing of gold pours.
•	Cash cost of production for the quarter was $892 per ounce, which was marginally below budget.
•	Estimated recoverable gold inventory at quarter end was 11,400 ounces in all stages of process, which represented an increase of 3,100 ounces from year end.
•
In February 2010, the Nevada Department of Environmental Protection issued a Reclamation Permit for the Reward Mine and in April 2010 the Department approved a plan to stage bonding requirements, thereby reducing the cash impact of bonding on the company.

•	Atna has retained a Reward project manager and has initiated initial development activities at the Reward project.
•
In March 2010, Atna declared a measured and indicated gold mineral resource containing 73,490 ounces and an inferred gold mineral resource containing 99,390 ounces at the Cecil R project located adjacent to the Briggs Mine in California.

Mine Operations

Briggs Mine

The Briggs Mine (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California.  Briggs was initially constructed in 1995 and through March 31, 2010, has produced over 566,000 ounces of gold.

Briggs enjoyed a strong quarter of production with both ore mining and crushing exceeding plan. The unit cash cost of gold production was marginally lower than anticipated for the first quarter at $892 per ounce versus a budget of $902 per ounce. The production target for 2010 is 36,000 to 40,000 ounces of gold at an average unit cash cost of production in the range of $600 to $650 per ounce of gold. Life of mine cash cost of production is expected to range from $500 to $525 per ounce of gold. Productivity improvement and cost containment is the primary focus of operations in 2010.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Production details for Briggs for the four most recent quarters are shown in the following table:

	Second	Third	Fourth	First
Production Statistic	Quarter 2009	Quarter 2009	Quarter 2009	Quarter 2010
Waste tons	1,008,220	1,171,873	792,701	1,418,700
Ore tons	180,061	330,019	591,580	644,170
Total tons	1,188,281	1,501,892	1,384,281	2,062,870
Ore grade (oz/ton)	0.015	0.015	0.013	0.015
Contained gold ounces mined	2,635	5,077	7,419	9,647
Gold ounces produced in doré	1,972	4,603	4,623	6,031
Gold ounces sold	1,955	3,895	5,036	5,465
Cash cost of gold production ($/oz)	na	$893	$923	$892

Cash cost of production per ounce is a non-GAAP financial measure. Cash cost per ounce is calculated using Gold Institute Standards and is estimated by subtracting non-cash costs, changes in gold inventory and by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties (if any), mine-site depreciation, amortization and depletion, and corporate office allocations.

The following schedule details the calculation of cash cost of gold production per ounce for the three months ended March 31:

	2010	2009
Total cost of sales – GAAP	6,116,500	-
Less mining related depreciation and amortization	(1,734,300)	-
Plus Increase in gold inventory - non-cash costs	1,273,800	-
Less silver by-product credits	(40,700)	-

Total cash cost of production	$5,615,300	$-

Ounces produced (absorbed on carbon)	6,296	-

Total cash cost per ounce	$892	-

Production highlights for the quarter include;

•	Revenue from gold sales was $6.1 million, based on the sale of 5,465 ounces at an average price of $1,106 per ounce.
•	Gold doré production was 6,031 ounces, which was six percent below plan due to the timing of gold pours.
•	Gold mined totaled 9,647 ounces, which exceeded budget by 25 percent resulting in an increase of 3,100 ounces of gold contained in in-process gold inventory.
•	Total tons mined was 89 percent of budget, while ore tons mined exceeded budget by 16 percent
•	Contained gold ounces placed on the leach pad exceeded budget by 34 percent based on 10 percent higher than budgeted ore tons crushed.
•	Approximately 1,200 ounces of gold mined was contained in previously designated waste blocks and were not previously included in ore reserve.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

•	There was no lost time injury accidents reported at Briggs for the quarter.

Total cash spending at the site was higher than planned for the first quarter 2010. The impact of this higher spending on unit production costs was mitigated due to the higher than planned increase of in-process gold inventory. This increased spending was primarily due to periodic major maintenance requirements on both mobile and crushing units that fell within the quarter. Higher than expected crushing rates accelerated maintenance requirements in the first quarter and periodic major maintenance on a number of mobile units, the first round since start-up, came due as a result of total hours operated. In addition, a number of conveyor belts and other items that were not replaced in pre-startup turnaround maintenance required replacement.

Overall unit cash cost of operation is expected to decline over the next two quarters as increased gold production creates a larger divisor, thereby reducing unit costs.  Total cost of production is expected to remain stable as the mine site is now fully staffed and all expected production units are currently operating.

Approximately $0.8 million of capital was spent at Briggs during the three months ended March 31, 2010. Remaining capital spending planned for 2010 at Briggs is approximately $4.7 million. This amount includes approximately $1.5 million in capital lease payments for major mining equipment and $3.2 million in spending towards completion of a leach pad expansion. The leach pad expansion will add an additional seven million tons of leach pad capacity, which will be sufficient for all ores included in the current minable reserves.

A drilling program at Briggs is planned to commence late in the third quarter 2010. This program will target extensions to the previously announced Briggs Deep zone located beneath the existing Briggs Main pit as well as extension to the deposit where we have been able to mine ores that were not shown in the existing ore reserve model due to a lack of drill information. These mined ores were carried as waste in the reserve model. Current mineral reserves and resources are shown under Summary of Mineral Reserves and Resources.

The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been severely deformed by faults of Mesozoic to Tertiary age. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into a series of stacked low-angle faults. The primary high angle fault system in the Briggs Mine area, which is believed to be the primary conduit for gold mineralization, is the north-south trending Goldtooth fault.

Briggs Satellite Projects

The Cecil R gold project is located four miles north of the Briggs Mine proximal to the mine access road. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report for Cecil R in March 2010. The results of this study are shown under Summary of Mineral Reserves and Resources. Cecil R has similar geology and metallurgy to Briggs and represents a potential ore source to expand the life of operations in the Briggs District. A Preliminary Economic Evaluation for the Cecil R project is planned for completion in the third quarter 2010. Bottle roll and column testwork is presently being conducted and an aerial survey of the project is planned for the second quarter 2010.

DEVELOPMENT PROPERTIES

Reward Mine

The Reward Mine is located about 5.5 miles south-southeast of Beatty in Nye County, Nevada.  In March 2008, the Company completed a positive economic feasibility study for the Reward Mine (“Reward”) that recommended development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine could positively affect the operation.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Reward has received all major permits required to initiate development activities. A project manager has been retained for the project and an office was opened in Beatty, Nevada. Immediate development activities include the completion of design engineering, development of contractor bid packages, and initial infrastructure development. Infrastructure development includes access road improvements, fencing, and placement of orders for long lead-time items, power line and water supply development. Anticipated cost for this phase of work will be approximately $3.0 million.

The critical path task for the initial phase of development is construction of a tortoise exclusion fence and a sweep of the area by biologists to remove any tortoises that may become adversely impacted by construction activities. On completion of this task, scheduled for August 2010, work on well and water supply development, power line construction, and access road upgrade will require approximately three months for completion. These activities will be followed by construction of process and mine facilities as financing becomes available.

Many of the drillholes on the eastern flank of the Reward mineral resource model terminate in or contain ore grade mineralization indicating a probable extension to the mineral resource.  A drilling program is planned to test this potential extension once the tortoise exclusion fence has been completed. This program is planned to commence in September 2010.

The State of Nevada has approved a plan to phase-in the environmental and closure bonds for Reward. The initial bonding requirements for initial development activities are approximately $0.9 million, which must be posted prior to commencement of tortoise fence construction. A second bond of approximately $0.9 million must be posted prior to the commencement of facilities construction and a final bond must be posted prior to commencement of leach pad operations sometime in 2011. The total cost for reclamation and closure bonds is approximately $5.9 million.

The Reward operation is expected to produce approximately 139,000 ounces of gold over a four year mine life at an estimated average cash cost of $435 per ounce of gold produced. The feasibility study included capital costs for crushing and process plants, facilities and infrastructure, mining fleet and deferred stripping of $24.3 million. Bonding requirements are in addition to this capital.  The Company is currently updating project capital and economic outlooks to account for higher gold prices, operating costs and increased gold reserves.

The Reward property contains an intensely sheeted, north-south shear zone and associated veins, which vary from steeply dipping to modest dip (45 degrees) to the east, within a sequence of quartzitic beds, schists, and dolomites. The Reward gold-mineralized structure has been sampled by more than 310 holes totaling more than 100,000 feet drilled by a number of mining entities over the past 15 years. Gold mineralization has been encountered over a strike length of more than 2,400 feet and to a depth of 400 feet along the Reward structure. The width of mineralization within the structural zone ranges from a few feet to up to 200 feet. The mineralized structure remains open and untested at depth and along strike to the south.

Pinson Mine Property

The Pinson Mine property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. In April 2009 Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project with Pinson Mining Company (“PMC”), a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE:ABX). Under the MVA, Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent. PMC manages the project. Atna’s share of project expenditures in the first quarter 2010 was $0.2 million that includes cash calls under the MVA and settlement of disputed charges from 2009.

PMC has completed an in-house review of the project for both underground and open pit mining potential. They are currently reviewing their strategic options in regards to the project, which may include sale of their interest.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Should they decide to sell their interest Atna retains a right of first refusal to match any offer within 60 days of that offer being presented to Atna. Atna’s share of the 2010 operating budget for the Pinson project is $0.3 million, which includes ongoing underground pumping and maintenance operations. No change in project status occurred in the first quarter.

In January 2010, Atna acquired a 1.5 percent net smelter return royalty (“NSR”) pertaining to approximately four sections of land within the area of interest of the Pinson Mine Project. This interest was acquired from Barrick Turquoise Ridge Inc., a subsidiary of Barrick Gold. One of these sections contains gold resources previously announced by Atna. Barrick acquired the royalty in its merger of Placer Dome in 2006 and this royalty interest was covered under the area of mutual interest clause within the MVA.

The Pinson Mine property is located within the Getchell Gold Belt where it intersects the north end of the Battle Mountain Eureka trend.  The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods, prior to 2000.  Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Cambrian aged Comus Formation.  Mineralization is focused along and adjacent to the Getchell Fault zone.

Columbia Project

The Company wholly-owns or leases the Columbia Gold Project (“Columbia”), located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Between 1989 and 1993, exploration, bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted on the Columbia property.  By 1993, total drilling on the property was 378 holes totaling 159,410 feet of drilling.  In addition, some 8,000 feet of surface trenching was completed.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization.  The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, as well as in a lower grade shattered zones between the high grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

The Company completed the first NI 43-101 compliant Technical Report and Mineral Resource Estimate on the property in 2009 and announced the results of that study in October 2009 (filed on SEDAR on October 21, 2009). The results of that study are shown under Summary of Mineral Reserves and Resources. Activities at Columbia during the first quarter 2010 included water sampling and analysis to set baseline water quality standards. Additional work continued on the completion of a Preliminary Economic Assessment, which is scheduled for completion in the second quarter 2010. The mineral resource model is currently being upgraded to include structural and other geologic information to be used in designing a metallurgical drilling program for the project.

EXPLORATION PROPERTIES

Clover

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada. Atna owns 22 claims on the Clover property, subject to a three percent NSR royalty. The Company optioned the property to Yamana Gold in November 2006 and they have been exploring the project since that time. To date, Yamana has spent approximately $1.3 million of the required $3.3 million in exploration expenditures. Over the course of the next 18 to 24 months, dependent upon when permits are received, Yamana must spend an additional $2.0 million in exploration expenditures to complete expenditure requirements and to earn a 51 percent venture interest in the project. Upon completion of these initial vesting requirements, Yamana may elect to earn up to a 70 percent interest in the project by taking the project through prefeasibility within 30 months of making the election to increase its interest. Should Yamana earn an interest in the project, Atna will retain either a 49 percent or 30 percent interest. Atna received a final option payment of $0.25 million in January 2010.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Yamana Gold has completed two rounds of drilling and has encountered a number of substantial gold intercepts in their drilling. They are now completing permitting activities required by the US Bureau of Land Management (“BLM”) to allow a third round of drilling. Yamana anticipates that the BLM will grant the permits before the end of the second quarter of 2010 and drilling is to commence shortly thereafter. Planned work in 2010 includes drilling to extend and in-fill gold mineralization in the Clover Hill area and an initial round of drilling on the Saddle Target in the northern portion of the property where seven new drill sites are planned.

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, near the Ken Snyder Mine, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift. These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district. Altered rhyolitic volcaniclastic rocks exposed throughout the property contain anomalous gold (0.020-0.070 ppm). Gold mineralization occurs within a north-northwest trending, structurally complex corridor named the Jake Creek trend.

Tuscarora and Adelaide Properties

On February 15, 2008, the Company entered into an Option Agreement with Golden Predator Royalty & Development Corporation ("GPRD"), where Golden Predator would assume the obligation of Atna regarding an option with Newmont on the Adelaide and Tuscarora gold exploration properties in Nevada. Golden Predator is obligated under its Option Agreement to complete $3.0 million in expenditures by end 2011 to earn a 100 percent equity position in the project subject to various earn-back rights held by Newmont. At the end of 2009, a total of approximately $2.0 million has been spent toward the total spending requirements. Atna is entitled to receive annual option payments equivalent in value to 35 percent of the cost of work performed in the year until all earn-in expenditures have been completed. In addition, Atna shall retain an NSR of up to 1.5 percent but not less than 0.5 percent.

At the Adelaide Project, gold mineralization is hosted within Tertiary banded epithermal quartz-chalcedony veins and vein stockworks within the Cambrian Preble Formation phyllites. Gold grades within the veins vary widely, but bonanza-grades have been encountered in previous drilling by Newmont and the current operator GPRD.

GPRD has now completed several round of drilling on a number of bonanza gold veins at Adelaide and have encountered significant gold intercepts. As a result of these encouraging results, GPRD has initiated permitting for an exploration drift on the Adelaide property to advance delineation drilling and metallurgical testing on the Margarite vein. The current plan is to develop underground workings to approximately 250 feet below surface of the Margarite pit floor to establish underground drilling stations. These drill stations will allow GPRD to further delineate the know mineralization and to continue testing the same structure down-dip, and also test parallel vein targets.

Sand Creek Uranium Joint Ventures, Wyoming

In August 2006, Atna joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The purpose of this joint venture was to combine property positions over a portion of the Sand Creek JV area of interest which covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The Company is carried at no expense while Uranium One spends the funds to increase its interest. Uranium One’s equity interest in the Sand Creek JV is 32.6 percent and while Atna’s is 67.4 percent.

In late 2006, a drill program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of approximately 16 drill holes totaling 11,700 feet was completed in mid-2007. Three of the 16 holes intercepted significant grades. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet.

During 2009, Uranium One, completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 percent U3O8 x feet thickness with a highlight of 6 feet at 0.11 percent U3O8.  The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization.

Celeste Copper project, Chile

In April 2010, a wholly owned subsidiary of Coro Mining Corporation (TSX: COP), Minera Cielo Azul Ltda., acquired a 100 percent ownership of the Celeste property from Atna for consideration of 150,000 common shares in Coro. In addition, Atna will receive a 0.5 percent NSR from year five of any production onwards.

Summary of Mineral Reserves and Resources

Gold Mineral Reserves - Proven and Probable at December 31, 2009 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	5,740	0.022	127,220
Probable	5,238	0.020	105,450

Briggs reserves	10,978	0.021	232,670

Reward (2) - 100% Atna
Proven	1,366	0.027	37,220
Probable	5,781	0.024	136,480

Reward reserves	7,147	0.024	173,700

Total reserves	18,125	0.022	406,370

1.	Briggs 0.007 opt incremental leach cut-off grade & $845 per ounce gold
2.	Reward >$0.01 net incremental value & $845 per ounce gold
3.	Briggs reserves are current to December 31, 2009 and have been reconciled for mine production

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Gold Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured & indicated
Briggs - 100% (1)	32,531	0.020	642,000
Reward - 100% (2)	11,003	0.024	259,000
Pinson - 30% (3,4)	752	0.426	320,000
Columbia - 100% (5)	16,665	0.045	742,000
Cecil-R - 100% (6)	3,240	0.023	73,490

Total measured & indicated	64,191	0.032	2,036,490

Inferred
Briggs - 100% (1)	15,313	0.017	264,172
Reward - 100% (2)	2,819	0.018	51,000
Pinson - 30% (3,4)	1,012	0.340	344,000
Columbia - 100% (5)	10,705	0.042	454,000
Cecil-R - 100% (6)	5,144	0.019	99,390

Total inferred	34,993	0.035	1,212,562

Silver Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Measured & indicated
Columbia - 100% (5)	16,665	0.128	2,135,480

Inferred
Columbia - 100% (5)	10,705	0.097	1,035,790

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009, updated on February 2010
2.	NI 43-101 Technical Report Reward Gold Project, March 2008, updated February 2010
3.	Pinson Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Cecil R press release, March 2, 2010
7.	Resource estimates include proven and probable reserves

Mr. Alan Noble, Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project, March 2009.” This report was updated in August 2009, by Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, who was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report. Mineral Reserves and resources were updated by Mr. Read to December 31, 2009 to account for 2009 mining at Briggs, price, cost and design parameter changes.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Mr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008.” Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report and its update to December 31, 2009.

The updated mineral resource calculation and Technical Report for the Pinson project with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

The Columbia Gold Project resource estimate was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person.

Robert Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the Cecil R mineral resource estimate. Mr. Sandefur is an independent Qualified Person and co-author of the Technical Report which will be filed for the Cecil R Project on SEDAR.

The mineral resources reported above other than those declared as proven and probable mineral reserves have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classed as inferred.

Legal Issues

There were no material legal issues outstanding against the Company as of the Report Date.

Summary of Quarterly Results

The following are the quarterly results for the eight most recent quarters:

Quarterly results ended	Mar-10	Dec-09	Sep-09	Jun-09
Total revenues	$6,086,700	$4,957,800	$3,731,400	Nil
Loss for the quarter	$(1,852,300)	$(1,824,000)	$(1,374,400)	$(1,728,900)
Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.02)	$(0.02)

Quarterly results ended	Mar-09	Dec-08	Sep-08	Jun-08
Total revenues	Nil	Nil	Nil	$155,100
(Loss) income for the quarter	$(1,032,800)	$(424,100)	$18,666,200	$(1,424,800)
Basic and diluted (loss) income per share	$(0.01)	$-	$0.22	$(0.02)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Results of Operations – Three Months Ended March 31, 2010 versus Three Months Ended March 31, 2009

For the three months ended March 31, 2010, Atna recorded a net loss of $1.9 million, or basic loss per share of $0.02, on revenues of $6.1 million. This compares to net loss of $1.0 million, or a basic loss per share of $0.01, on revenues of nil for the three months ended March 31, 2009. Details of the $0.9 million total negative variances in the results between the quarters were as follows:
•	Gross profit on first quarter 2010 gold sales was nil.
•	A negative variance of $0.3 million in general and administrative expenses due to legal fees in support of insurance claim recovery ($0.2 million) and added corporate expense to support production and development operations.
•	A positive variance of $0.1 million in exploration. Exploration spending during 2010 will be delayed to the second half due to permitting.
•	A negative variance of $0.7 million in interest income and expense due to lower cash balances and higher debt balances.

For the first quarter ended March 31, 2010, cash and cash equivalents were $8.8 million a decreased of $4.2 million from December 31, 2009. The net decrease was due primarily to the following:
•
$2.1 million of cash was used in operations, primarily for corporate, exploration, interest payments; and gold inventory build; partially offset by cash received in a legal settlement and option payments from joint venture partners.

•	$0.8 million of net cash used in investing activities was due to capital spending at Briggs.
•	$1.3 million of cash used in financing activities was due to principal payments for capital leases and the gold bond.

Gold production during the first quarter amounted to 6,031 ounces, which was 30 percent higher than the previous quarter. Gold ounces sold in the fourth quarter increased by nine percent from the previous quarter to 5,465 ounces. First quarter revenues increased by 23 percent to $6.1 million due to increased gold sales and an increased average gold price realization. Gold price realizations averaged $1,106 in the first quarter compared to $980 in the previous quarter. Revenues are expected to be trend higher in the second quarter of 2010 compared to the first quarter of 2010. Production is expected to be approximately ten percent higher in the second quarter of 2010 compared to the first quarter of 2010 as the number of ore tons under leach increases and production stabilizes as ore grade and availability increases at depth in the orebodies. Gold price realizations are also trending higher in the second quarter of 2010 compared to the first quarter of 2010 due to a higher gold spot market. On a consolidated basis the Company expects to generate a net loss for the second quarter of 2010 and is expected to generate quarterly profit thereafter. The mine operating cash flows are expected to increase during the second half of 2010, when the mine is expected to deliver higher grade ore to the crusher for leaching.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Contractual Obligations

The Company’s material contractual obligations as of March 31, 2010:

		Payments Due by Period
		Less than			After
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$16,494,300	$5,767,100	$10,727,200	$-	$-
Capital lease obligations	3,971,200	1,901,900	2,069,300	-	-
Operating lease obligations	87,900	47,900	40,000	-	-
Asset retirement obligations	6,829,300	1,140,100	2,530,500	2,672,800	485,900

Total contractual obligations	$27,382,700	$8,857,000	$15,367,000	$2,672,800	$485,900

Off-Balance Sheet Arrangements

As of March 31, 2010, the Company had no outstanding off-balance sheet arrangements.

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. In October 2009, Atna closed a C$1.5 million convertible debenture. In December 2009, the Company closed a $14.5 million Gold Bond offering. Based on the Company’s current stock price, the Company does not expect the exercise of options and warrants to be a significant source of funds during 2010.

Gold production during the first quarter of 2010 from the Briggs Mine was 6,031 ounces and 11,200 ounces for the full year 2009. Gold production is expected to range from 36,000 to 40,000 during 2010. Briggs Mine 2010 gold production cash cost is estimated to be $600 to $650 per ounce and the current life of mine cash cost is expected to range from $500 to $525 per ounce. The Briggs Mine is expected to produce gold through the year 2015 based upon the current mine plan, which was determined using a gold price of $845 per ounce. The Briggs Mine is expected to generate positive cash flows in 2010 based on current gold prices.

The Company entered into gold hedging contracts with the intent to protect the cash flow from the possibility of lower gold prices during 2010 and beyond. The open hedge position consists primarily of a 4,000 ounce gold collar with a floor price of $800 and a maximum price of $1,100 and 12,214 gold ounces committed under the Gold Bonds at a fixed forward price of $1,113. The hedge position payable during the next twelve months represents less than 25 percent of the expected one year forward production and approximately eight percent during the full year 2011.

In early 2009, the Company was granted a $10 million line of credit with an equipment manufacturer to lease equipment with that manufacturer. As of March 31, 2010, the Company’s outstanding lease obligations were approximately $4.0 million for mining equipment.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from the Briggs Mine will help to finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from the Briggs Mine, debt markets, equity markets, joint ventures and asset sales. If the Briggs Mine fails to generate enough cash to implement management’s development plans and the debt and equity markets lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Financing Transactions

Asset Sales: During the three months ended March 31, 2010, the Company did not have any significant asset sales.

Equity Issuance: During the three months ended March 31, 2010, the Company issued 17,724 shares related to the cashless exercise of 75,000 options.

A roll forward of the Company’s beginning and ending common shares outstanding as of March 31, 2010 is as follows:

Number of
Shares
Balance, beginning of the period	83,291,133
Activity during the period	17,724

Balance, end of the period	83,308,857

Notes Payable: As of March 31, 2010, there was $1.5 million of 12 percent debentures outstanding in current liabilities. The debentures are convertible until September 18, 2010, to common shares at any time at a conversion rate of C$0.76 per common share for a total of 2.0 million underlying common shares. The debentures are callable by the Company after six months without penalty.

As of March 31, 2010, there was $0.8 million of six percent debentures outstanding in current liabilities. The debentures are convertible until March 2011 to common shares at any time at a conversion rate of $4.31 per common share for a total of 0.2 million underlying common shares.

Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of gold bonds. The gold bonds, which will mature on December 31, 2013, and have an interest rate of 10 percent per annum on the declining balance. The gold bonds will be redeemed in sixteen quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. The gold bond agreement limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production.

The Company recorded an initial discount on the gold bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the gold bonds and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and was $0.2 million during the three months ended March 31, 2010.

The embedded derivative is the result of the gold bonds being amortized by the Company delivering a total of 13,028 ounces of gold over 16 equal quarterly payments. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 Percent. The change in fair value of the embedded derivative from year end to March 31, 2010 resulted in a loss of $0.2 million, which was recorded in the consolidated statements of operations in unrealized (loss) gain on derivatives.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Total interest expense recorded related to the gold bonds was $0.6 million for the three months ended March 31, 2010, none of which was capitalized.

Capital Expenditures

Capital expenditures for the three months ended March 31, 2010 and 2009 totaled $0.8 million and $4.9 million, respectively. The spending in 2010 was due primarily to the capitalization of mining equipment leases at the Briggs Mine. The remaining capital requirements for 2010 to sustain Briggs Mine operations are expected to be approximately $4.7 million inclusive of capitalized lease payments. Initial development spending during 2010 on the Reward Project in Nevada is expected to be approximately $3.0 million related primarily to preconstruction activities including infrastructure improvements and fence construction. An additional $0.9 million will be placed into escrow to support environmental bonding requirements. Additional capital spending will be required to begin the construction and pre-stripping waste at Reward, which will be subject to availability of free cash flow from the Briggs Mine and financing from other sources.

Outstanding Warrants

The following table summarizes warrants outstanding as of March 31, 2010:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)

May 25, 2011	2,435,294	2.20

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

Related Party Transactions

During the year ended March 31, 2010, the Company had no related party transactions.

Financial Instruments

Financial instruments are either recorded at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company does not designate its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are recorded as a component of operating cash flow.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values:

			March 31,		December 31,
			2010		2009
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	8,847,500	8,847,500	13,060,300	13,060,300
Restricted cash	Loans and receivable	1	4,102,700	4,102,700	4,076,100	4,076,100
Investments	Available-for-sale	1	289,300	289,300	267,700	267,700
Total financial assets			13,239,500	13,239,500	17,404,100	17,404,100

Financial liabilities:
Accounts payable and
accrued liabilities	At amortized cost	n/a	2,886,300	2,886,300	2,376,200	2,376,200
Derivative liabilities	Held-for-trading	2	512,300	512,300	547,600	547,600
Notes payable	At amortized cost	2	2,202,200	2,202,200	2,158,400	2,158,400
Gold bonds, net of discount	At amortized cost	2	12,031,000	12,031,000	12,729,400	12,729,400
Capital leases	At amortized cost	n/a	3,971,200	3,971,200	2,979,200	2,979,200
Total financial liabilities			21,603,000	21,603,000	20,790,800	20,790,800

Derivatives

As of May 12, 2010 the Company had the following derivatives outstanding:

	US$	Expiry Date				US$
Hedging Contract	Strike Price	2010	2011	Thereafter	Total	Fair Value
Gold Bond Forwards - Ozs	$1,113	2,443	3,257	6,514	12,214	$(1,504,600)

Gold Forwards - Ozs	$1,173	1,000	-	-	1,000	$(64,400)

Sold Call Options - Ozs	$1,100	4,000	-	-	4,000	$(565,300)

						$(2,134,300)

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

During 2009, the Company established several gold hedging positions. The open positions consist of a gold collar that will expire in 2010 and gold participating bonds (“Gold Bonds”) that are payable by delivering a total of 13,028 ounces of gold over a four year period expiring December 31, 2013. The purpose of these hedge positions is to limit exposure to gold price fluctuations during 2010 and beyond. The collars consist of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts are European style options that are settled net at the expiry date. The outstanding options have expiry dates from January to December 2010 at the rate of 500 ounces per month. The outstanding call option related to the Gold Bonds expires quarterly from March 31, 2010 to December 31, 2013 at a rate of 814 ounces per quarter. All derivative contracts have counterparty risk and all of the gold options have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail.

Under the terms of the option contracts, the counterparty may call the gold away on the contract expiry date if the gold price is above the sold call option strike price of $1,100 per ounce and pay the strike price and the Company may put gold to the counterparty on the contract expiry date if the gold price is below the owned put option strike price of $800 per ounce and the counterparty will be required to pay the strike price. Both the call options and the put options can also be settled net. If the gold price on the contract expiry date falls between the put strike price of $800 and the call strike price of $1,100 per ounce the contract will expire without further requirements by either party.

Under the terms of the embedded derivative contracts in the Gold Bonds agreement, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund (“ETF”) for each bond holders account and 6.25 percent of the original face value of the Gold Bonds will be redeemed.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on May 12, 2010 of $1,238. The change in the net fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate the board of directors. Management sets policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand and world geopolitical events.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company has entered into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instrument. The Company fair values its derivative positions and does not employ hedge accounting.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars. Effective July 1, 2009, the Company restated its financial statements to report its results in US dollars to remove the impact on its reporting of fluctuations in the US dollar and Canadian dollar exchange rate.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Counterparty credit risk: The Company sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our customer.  The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. As of March 31, 2010 there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company’s goal is to maintain sufficient liquidity to fund current operations for the next year after taking into account its current cash and short-term investment balances and cash flows from operations and potential asset sales. The Company believes that its current liquidity position is sufficient to fund the Company’s operations for the foreseeable future.
Stock Options

The following table summarizes the stock options outstanding and exercisable at March 31, 2010:

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.45	$0.75	4,789,167	4.2	$0.58	2,532,288	4.1	$0.53
0.76	1.25	25,000	4.2	0.80	22,500	4.3	0.80
1.26	1.36	1,480,640	1.3	1.34	1,480,640	1.3	1.34

$0.45	$1.36	6,294,807	3.6	$0.76	4,035,428	3.1	$0.83

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's President and CEO and Vice President and CFO have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's President and CEO and Vice President and CFO by others within the organization in a timely manner; and (ii) Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The President and CEO and Vice President and CFO of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There has been no change in the Company’s ICFR that occurred during the three months ended March  31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance, that the objectives of the controls are met.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”). Directors are elected to the Board by shareholders on an annual basis. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Changes in Accounting Policies

Change in reporting currency: Effective July 1, 2009, the Company changed its reporting currency from the CAD to the USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in CADs. In making this change in reporting currency, the Company followed the guidance of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

Based on EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statement of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2007 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2007 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USDs.

International Financial Reporting Standards: International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. The Company has completed a review of the major differences between Canadian GAAP and IFRS. The Company will implement a comprehensive IFRS conversion plan, which takes into account matters such as changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes.

The Company’s conversion plan involves the following phases: i) scoping and planning; ii) detailed assessment; iii) implementation; and iv) follow-up. In the scoping and planning phase, the Company has prepared an analysis of the major differences between Canadian GAP and IFRS. The scoping review did not result in any significant differences in the current accounting policies to that which would be acceptable to IFRS. The Company has also set up a project team and project management plan including oversight of the process that will continue to evaluate the adoption of any new accounting policies to ensure that they are compatible with IFRS. The Company has reviewed its current internal controls over financial reporting and disclosure controls and procedures and believes that the current controls are adequate.

The detailed assessment phase will involve additional technical GAAP analysis of the potential impacts, qualification of alternatives where there are accounting policy choices, detailed analysis and decisions taken regarding IFRS exemptions and exceptions available to the Company, if applicable.

IFRS requires retrospective application of its standards upon adoption of IFRS with some exceptions as detailed in IFRS #1. Mandatory exceptions include estimates, hedge accounting, non-controlling interests and derecognition of financial assets and financial liabilities. Voluntary exceptions include business combinations, share-based payments, leases, employee benefits cumulative translation adjustments, among others.

In the implementation phase, which has been ongoing since early 2009, the Company will consider IFRS when adopting new accounting policies, drafting footnotes and preparing financial statements.

In the follow-up phase, the Company will continuously monitor changes in IFRS and continue to train and develop its staff at all levels of the organization. The Company will disclose its IFRS implementation progress in its Management Discussion and Analysis during 2010.

While the Company will be performing a detailed assessment of the impact of adopting IFRS, the following accounting policies has been identified as areas where the Company expects differences. However, the potential differences are not expected to cause a material impact to the financial statements.

(i)	Method of valuation and amortization of stock-based compensation.
(ii)	Property, plant, mine development and mineral interests.
(iii)	Financial instruments.
(iv)	Accounting for taxes.

Recent Accounting Pronouncements

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Canadian Standards

Section 3862 - Financial Instruments-Disclosures - In June 2009, the CICA amended Section 3862 to require enhanced disclosure about the fair value assessments of the financial instruments.  The new disclosures are based on a fair value hierarchy that categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate the fair values.

EIC-174 – Abstract on Impairment Testing of Mineral Exploration Properties - In March 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract.  This Abstract provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general.  Application of this new standard did not have an impact on the Company’s financial statements.

EIC-173 – Abstract on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities - In January 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract.  This Abstract provides guidance on taking into account an entity’s own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Application of this new standard should be applied retrospectively in interim and annual financial statements for periods ending on or after the date of issuance of the abstract. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. Section 3031 is effective for years beginning on or after December 15, 2007. The adoption of this section had no material impact on the Company’s consolidated financial statements.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in Note 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and notes.

US Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new statement related to The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of US GAAP, authoritative and nonauthoritative.  The FASB Codification has become the source of authoritative, nongovernmental GAAP, except for the rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption of this statement did not have any impact on the Company’s financial position and results of operations, as the Codification was not intended to change or alter existing GAAP.

In May 2009, the FASB issued a new statement related to Subsequent Events. This statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The Company’s reporting is currently in accordance with this statement.

In October 2008, the FASB issued a new statement related to Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This statement clarifies the application of previous statements related to fair value. This statement is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

In June 2008, the FASB ratified a new statement related to Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock. This statement provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. The Company adopted this statement on January 1, 2009 and it had an immaterial impact on its US GAAP reconciliation.

In May 2008, the FASB issued a new statement related to The Hierarchy of Generally Accepted Accounting Principles. This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. This statement is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to this statement.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

In March 2008, the FASB issued a new statement related to Disclosures about Derivative Instruments and Hedging Activities. This statement intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of this statement to the reconciliation to US GAAP beginning on January 1, 2010.

In December 2007, the FASB issued a new statement related to Business Combinations, which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under this statement, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. This statement also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. This statement is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. There was no impact on the Company’s US GAAP reconciliation as a result of the implementation of this statement.

In September 2006, FASB issued a new statement related to Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities.  This statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under this statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted this statement on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred resources” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Risks and Uncertainties

Mineral exploitation is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The exploitation of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the economy, the proximity and capacity of mining facilities, mineral prices, and such other factors as government regulations, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope failure, lack of skilled labor and management, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates primarily in the US. US legislation is trending toward giving regulatory agencies that regulate the mining business such as the Mine Safety and Health Administration, Homeland Security, OSHA, Health and Human Services and others increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that stricter enforcement and future changes in regulations, if any, will not adversely affect the Company’s operations.

The Company entered into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into consumable off-take agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may results from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2009, which can be found on SEDAR at www.sedar.com.

Outlook

The Company’s key milestones for 2010 follow:

•	Produce between 36,000 and 40,000 ounces of gold from the Briggs mine at an average unit cash cost of $600 to $650 per ounce.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2010

•	Operate the Briggs Mine with no lost time accidents
•	Initiate development of the Reward Gold Project.
•	Complete additional drilling at both the Reward Project and the Briggs Mine to potentially increase both resources and reserves.
•	Evaluate our options for the Pinson Gold Project based on the outcome of Barrick’s strategic review, which may include sale of their interest in the project.
•	Complete preliminary economic assessments for the Columbia and Cecil R projects.
•	Continue to pursue new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash.